SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras Prices Global Notes

Rio de Janeiro, February 01, 2012 – Petróleo Brasileiro S.A. – Petrobras announces the pricing of 3- year and  5-year Global Notes and  the reopening of the notes due 2021 and 2041,  issued by its wholly-owned subsidiary Petrobras International Finance Company (“PifCo”) and unconditionally and irrevocably guaranteed by Petrobras in a multi-tranche SEC-registered offering.

The terms of the 2015 Notes are as follows:

•     Issue: 2.875% PifCo Global Notes due 2015
•     Amount: U.S.$ 1,250,000,000
•     Coupon: 2.875%
•     Interest Payment Dates:  February 06 and August 06 of each year, commencing on August 06, 2012
•     Yield to Investors: 3.051%
•     Maturity: February 06, 2015

The terms of the 2017 Notes are as follows:

•     Issue: 3.50% PifCo Global Notes due 2017

•     Amount: U.S.$ 1,750,000,000

•     Coupon: 3.50%

•     Interest Payment Dates: February 06 and August 06 of each year, commencing on August 06, 2012

•     Yield to Investors: 3.628%
•     Maturity: February 6, 2017

The terms of the reopening of 2021 Notes are as follows:

•     Issue: 5.375% PifCo Global Notes due 2021
•     Re-tap Amount: U.S.$ 2,750,000,000
•     Total Amount after Re-tap: U.S.$ 5,250,000,000
•     Coupon: 5.375%
•    Interest Payment Dates:  January 27 and July 27 of each year
•     Yield to Investors: 4.796%
•     Maturity: January 27, 2021

The terms of the reopening of the 2041 Notes are as follows:

•    Issue: 6.750% PifCo Global Notes due 2041
•    Re-tap Amount: U.S.$ 1,250,000,000

•    Total Amount after Re-tap: U.S.$ 2,250,000,000
•    Coupon: 6.750%
•    Interest Payment Dates:  January 27 and July 27 of each year

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

•    Yield to Investors: 5.935%

•     Maturity: January 27, 2041

Petrobras will use the proceeds of this multi-tranche offering for general corporate purposes.

BB Securities Ltd, Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. are the joint lead managers for the transaction and Banco Votorantim Nassau Branch and Mitsubishi UFJ Securities (USA), Inc. are the co-managers.  Closing is expected to occur on February 06, 2012.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PifCo and Petrobras have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (SEC). Before you invest, you should read the prospectus in that registration statement and other documents Petrobras and PifCo have filed with the SEC for more complete information about the companies and the offering. You may access the documents by visiting EDGAR on the SEC Web site at http://www.sec.gov/.  Alternatively,  a copy of the prospectus and prospectus supplement may be obtained by contacting BB Securities Ltd., with offices at 4th Floor, Pinners Hall, 105-108 Old Broad Street, London, EC2N 1ER collect at 44-20-7367-5800, Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, collect at 1-212-723-5427; Itau BBA USA Securities, Inc., 767 5th Avenue, 50th Floor, New York, NY 10153, at 1-888-770-4828, toll free in the United States; J.P. Morgan Securities LLC, 270 Park Avenue, New York, New York 10017, at 1-866-846-2874, toll free in the United States; , Morgan Stanley & Co. LLC, with offices at 1585 Broadway, New York, NY 10036, at 1-866-718-1649 or Santander Investment Securities Inc., 45 East 53rd Street, New York, New York 10022, collect at 1-212-407-0995.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.